EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street	ir@levon.com
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

August 7th, 2012

LEVON FILES UPDATED NI 43-101 REPORT ON SEDAR AND PROVIDES CORPORATE UPDATE

Levon Resources Ltd, (“Levon” or the  “Company”) TSX: LVN is pleased to report that further to the news release of June 19, 2012, it has filed the updated NI 43-101 compliant resource report on Sedar for the Cordero Project in Chihuahua State, Mexico. The resource update was completed by Independent Mining Consultants (IMC) in collaboration with M3 Engineering and Technology (M3) of Tucson, AZ. The report was filed on August 02, 2012 and is available for viewing at www.sedar.com or at http://www.levon.com

Cordero Update

To date there has been 113,000m of core drilling in 250 holes at the project since exploration drilling began in September 2009. All of the exploration data is being updated in the 3D Gocad Exploration Model by Mr. Vic Chevillon, VP Exploration for Levon, to review and advance the targeting at the project. The Company together with M3 and IMC Engineering is advancing all aspects of the engineering required to take the project to prefeasibility stage, including but not limited to water, power, and advanced metallurgy. Updates will be announced as they become available.

Quarterly Financials

The June 30, 2012 quarterly financials are prepared and will be filed by August 14, 2012 after review of the Audit Committee. The cash and cash equivalents as of June 30 was $35,898,217 + $20,478,548 in a CD if held to maturity, for a total of $56,376,375.

The Cordero Mineral Resource was prepared by Herb Welhner (SME registered member #3434330) Vice President of Independent Mining Consultants Inc., and is a qualified person under NI 43-101. The project is under the direct supervision of Vic Chevillon, MA, C.P.G., Vice President of Exploration, Director for Levon Resources Ltd., and is a qualified person (AIPG C.P.G. #11054) within the context of National Instrument 43-101 and has read and takes responsibility for this news release.

About Levon Resources Ltd.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds certain interests in three mineral properties located in British Columbia, Canada, namely the Congress, Goldbridge, and Wayside claims. Three mineral properties located in Nevada, USA, namely the Eagle, Norma Sass and Ruf claims. For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com

ON BEHALF OF THE BOARD

LEVON RESOURCES LTD.

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the

Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.